SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  FORM 11-K


           / X /   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2003
                                      OR
          /   /   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                         For the transition period: N/A


                         Commission File Number 0-13358


     A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  CAPITAL CITY BANK GROUP, INC. 401(k) Plan.
                  ------------------------------------------
                          (Exact name of the plan)

     B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         CAPITAL CITY BANK GROUP, INC.
                         -----------------------------
             (Exact name of registrant as specified in its charter)

            217 North Monroe Street, Tallahassee, Florida 32301
            ---------------------------------------------------
                  (Address of principal executive offices)

                             REQUIRED INFORMATION
        The following financial statements shall be furnished for the plan:

Capital City Bank Group, Inc. 401(k) Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of items 1-3 of form 11-K, the financial statements and schedule of the plan for the fiscal year ended December 31, 2003 have been prepared in accordance with the financial reporting requirements of ERISA.

                        CAPITAL CITY BANK GROUP, INC.
                                401(K) PLAN

                      Financial Statements and Schedule

                         December 31, 2003 and 2002

    (With Report of Independent Registered Public Accounting Firm Thereon)

                          CAPITAL CITY BANK GROUP, INC.
                                 401(K) PLAN

                              Table of Contents
                                                                         Page
Report of Independent Registered Public Accounting Firm                    1

Financial Statements:
  Statements of Net Assets Available for Benefits
    - December 31, 2003 and 2002                                           2
  Statement of Changes in Net Assets Available for Benefits
    - Year ended December 31, 2003                                         3

Notes to Financial Statements                                              4

Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)             8

          Report of Independent Registered Public Accounting Firm


To the Retirement Committee of
  Capital City Bank Group, Inc.:

We have audited the 2003 and 2002 financial statements of Capital City Bank Group, Inc. 401(k) Plan (the "Plan") as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Orlando, Florida
June 21, 2004

                              CAPITAL CITY BANK GROUP, INC.
                                     401(K) PLAN

                   Statements of Net Assets Available for Benefits

                               December 31, 2003 and 2002

                                                              2003             2002
                                                           ----------        ---------
Assets:
  Cash                                                     $   68,322               14
  Investments, at fair value (note 3)                       4,963,153        3,467,631
  Participant contributions receivable                              -           54,962
                                                           ----------        ---------
                                                            5,031,475        3,522,607

Liabilities - Excess contributions payable                     24,087           33,896
                                                           ----------        ---------

    Net assets available for benefits                      $5,007,388        3,488,711
                                                           ==========        =========


See accompanying notes to financial statements.

                      CAPITAL CITY BANK GROUP, INC.
                               401(K) PLAN

      Statement of Changes in Net Assets Available for Benefits

                      Year ended December 31, 2003

Additions:
  Contributions:
    Participant                                               $  887,848
    Employer                                                      32,259
    Rollovers                                                     71,873
                                                              ----------
      Total contributions                                        991,980

  Investment income:

    Net appreciation in fair value of investments (note 3)       845,110

    Dividends and interest income                                  6,628
                                                              ----------

      Total investment income                                    851,738
                                                              ----------

      Total additions                                          1,843,718
                                                              ----------

Deductions:
  Benefits paid to participants                                 (325,041)
                                                              ----------
      Total deductions                                          (325,041)
                                                              ----------
      Net increase in net assets available for benefits        1,518,677

Net assets available for benefits:
  Beginning of year                                            3,488,711
                                                              ----------
  End of year                                                 $5,007,388
                                                              ==========


See accompanying notes to financial statements.

                   CAPITAL CITY BANK GROUP, INC. 401(K) PLAN

                       Notes to Financial Statements

                        December 31, 2003 and 2002


(1)  Description of the Plan

     The following description of the Capital City Bank Group, Inc. 401(k) Plan (the Plan) provides general information only. More complete information regarding the Plan's provisions may be found in the Plan document.

     (a)  General

          The Plan, established on October 1, 1997, effective retroactive to January 1, 1997, is a defined contribution retirement plan under the provisions of Section 401(a) of the Internal Revenue Code (the
          IRC), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC. The Plan provides benefits to all eligible employees of Capital City Bank Group, Inc. (the Company). Employees of the Company who are 21 years of age or older become eligible to participate in the Plan at the time of employment. Employees may enter the Plan as of the January 1, April 1, July 1, or October 1 following the date upon which the employee becomes eligible to participate in the Plan.

     (b)  Plan Administration

          The overall responsibility for administering the Plan rests with the Company. However, the Company has delegated administration of the Plan to the Retirement Committee (the Plan Administrator). The Plan's trustee, Capital City Trust Company (the Trustee), a subsidiary of the Company, is responsible for the management and control of the Plan's assets. Federated Investors, Inc. provides record-keeping services for the Plan.

     (c)  Participant Contributions and Excess Contributions

          Each year, participants may elect to contribute up to 30% of pretax annual compensation, as defined in the Plan and subject to certain limitations under the IRC. Participants may choose to change their deferral percentage at any time. Discretionary employer matching and profit-sharing contributions may be contributed to the Plan at the option of the Company's Board of Directors, subject to certain limitations. Excess contributions represent amounts in excess of the requirements of the IRC. Such excess contributions were remitted back to employees within 2 1/2 months of the Plan's year-end.

     (d)  Employer Matching Contributions
          Effective January 1, 2003, the Company provided a 50% match on participant contributions of 6% or less. Only employees hired after January 1, 2002 are eligible for this match.

     (e)  Participant Accounts

          Each participant's account is credited with the participant's contribution and allocations of Plan earnings. Allocations of plan earnings are based on account balances, as defined in the Plan. Employer discretionary contributions are allocated among all participants in an amount equal to the ratio of the participant's compensation to the compensation of all participants for the plan year. Employer discretionary contributions are invested based on the participant's elective deferral.

     (f)  Investment Options

          Participants can direct their contributions into 17 investment options. Participants can change their investment elections and balances daily via telephone voice response system, with their contributions being changed the next applicable payroll period.

                 CAPITAL CITY BANK GROUP, INC. 401(K) PLAN

                       Notes to Financial Statements

                        December 31, 2003 and 2002


     (g)  Benefits Paid to Participants

          Upon termination of service due to death, disability, retirement or other reason, a participant will receive a lump-sum amount equal to the value of the vested interest in his or her account.
          Participants may also receive a distribution while in service upon demonstration of financial hardship.

     (h)  Vesting

          Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service (on a cliff basis). Credited service is based on 1,000 hours of work in one year.

     (i)  Forfeitures

          Forfeitures are used to reduce the employer contribution.

(2)  Summary of Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared under the accrual basis of accounting.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (c)  Investments

          The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at quoted market prices. The Company's common stock is valued at its quoted market price as listed on the NASDAQ national market under the ticker symbol CCBG.

          The Plan's investments include funds, which invest in various types of investment securities and in various companies within various markets. Investments are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and schedule.

     (d)  Income Recognition

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (e)  Plan Expenses

          All plan expenses are paid by the Company.

                 CAPITAL CITY BANK GROUP, INC. 401(K) PLAN

                       Notes to Financial Statements

                        December 31, 2003 and 2002


     (f)  Voting Rights

          The Trustee is required to vote on behalf of the collective best interest of plan participants and beneficiaries, as instructed by the proxy statement.


(3)  Investments

     The investments of the Plan are held in a trust fund administered by the Trustee. Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified as follows:


                                                                2003          2002
                                                            -----------    ---------
Investments at fair value:
  Federated Max-Cap Index Fund (63,728 and 60,158 shares)   $ 1,431,972     1,070,228
  Federated Treasury Obligations Fund (974,251
    and 802,700 shares)                                         974,251       802,700
  Capital City Bank Group, Inc. Common Stock (10,539
    and 7,154 shares)                                           484,689       280,365
  Federated Kaufman Fund (84,187 and 56,340 shares)             417,568       194,375
  MFS International Value Fund A (17,899 shares)                353,146             -
  Federated Capital Appreciation Fund (13,600
    and 10,829 shares)                                          324,628       209,765
  Federated International Equity Fund (18,693 shares)                 -       215,167


     During the year ended December 31, 2003, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value as follows:

    Mutual funds                                       $    693,122
    Capital City Bank Group, Inc. Common Stock              151,988
                                                       ------------
    Net depreciation in fair value of investments      $    845,110
                                                       ============


(4)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, participants would become 100% vested in their accounts.

(5)  Tax Status

     The Internal Revenue Service issued a determination letter dated November 19, 2001, stating that the Plan was designed in accordance with applicable IRC requirements as of that date. Though the Plan has been amended since the date of such letter, the Plan administrator believes the Plan continues to be designed and is being operated in compliance with the applicable requirements of the IRC.

(6)  Related Parties

     The Plan owns 10,539 and 7,154 shares of the Company's stock at December 31, 2003 and 2002, respectively, which represents approximately 0.08% and 0.07% of the outstanding common stock of the Company.

                 CAPITAL CITY BANK GROUP, INC. 401(K) PLAN

                       Notes to Financial Statements

                        December 31, 2003 and 2002

     The Trustee is a subsidiary of the Company. The Trustee's fees are paid by the Company.

(7)  Reconciliation to Form 5500

     As of December 31, 2003, the Plan had $3,103 of pending distributions to participants who elected distributions from the Plan. These amounts were recorded as a liability in the Plan's Form 5500 as of December 31, 2003, however they will not be recorded as benefits paid in the accompanying statement of net assets available for benefits until 2004.

     The following table reconciles net assets available for benefits on the financial statements to the Form 5500 as filed by the Company for the years ended December 31, 2003 and 2002:


                                                              Net assets          Net assets
                                                             available for       available for
                                          Benefits paid     benefits - 2003     benefits - 2002
                                          -------------     ---------------     ---------------
Amount on financial statements              $ 325,041          5,007,388           3,488,711
2003 amounts pending distributions to
  participants                                  3,103             (3,103)                  -
                                            ---------          ---------           ---------
Balance on Form 5500                        $ 328,144          5,004,285           3,488,711
                                            =========          =========           =========


                                                 CAPITAL CITY BANK GROUP, INC.
                                                          401(k) PLAN

                                   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                                        December 31, 2003


     Identity of
    Party involved                                      Description of investment                               Fair value
---------------------------           ----------------------------------------------------------------          ----------
* Federated Investors, Inc.           Mutual Funds:
                                      Federated Max-Cap Index Fund, 63,728 shares                               $1,431,972
                                      Federated Treasury Obligations Fund, 974,251 shares                          974,251
                                      Federated Kaufman Fund, 84,187 shares                                        417,568
                                      Federated Capital Appreciation Fund, 13,600 shares                           324,628
                                      Federated Total Return Bond Fund, 20,382 shares                              220,936
                                      Federated Stock Trust Fund, 4,072 shares                                     139,561
                                      Federated U.S. Gov. Sec. 2-5 Years, 9,991 shares                             115,093
                                      Federated Mid Cap Index, 2,915 shares                                         55,318
                                      Federated High Income Bond Fund, 2,137 shares                                 17,184
                                      Federated Income Trust, 534 shares                                             5,633

* Capital City Bank Group, Inc.       Capital City Bank Group, Inc., Common Stock, 10,539 shares                   484,689

  MFS Investment Management           MFS International Value Fund A, 17,899                                       353,146

  Janus Capital Group, Inc.           Janus Advisor Capital Appreciation, 9,284 shares                             197,836

  American Century Investment         American Century Strategic Allocation Fund: Moderate, 15,450 shares           97,951
    Management, Inc.                  American Century Strategic Allocation Fund: Aggressive, 7,207 shares          50,233
                                      American Century Strategic Allocation Fund: Conservative, 1,509 shares         8,268

  Turner Investment Partners, Inc.    Turner Small Cap Value Fund, 3,070 shares                                     68,886
                                                                                                                ----------
                                                                                                                $4,963,153
                                                                                                                ==========

* Represents a party in interest.


See accompanying report of independent registered public accounting firm.


EXHIBIT INDEX

Exhibit No.    Document
-----------    --------
23             Consent of Independent Registered Public Accounting Firm


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


CAPITAL CITY BANK GROUP, INC. Profit Sharing 401(k) Plan


By:  Capital City Trust Company, Trustee



By: /s/ Randolph M. Pople
    -----------------------------
    Randolph M. Pople, President